

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2024

Joseph Hayek
Vice President and Chief Financial Officer
Worthington Enterprises, Inc.
200 West Old Wilson Bridge Road
Columbus, OH 43085

      Re: Worthington Enterprises, Inc.
          Form 10-K for Fiscal Year Ended May 31, 2023
          File No. 001-08399

Dear Joseph Hayek:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing